Cavas S. Pavri 202.724.6847 cpavri@schiffhardin.com	100 N. 18th Street Suite 300 Philadelphia, PA 19103 t 202.778.6400 f 202.778.6460 www.schiffhardin.com

March 30, 2021

By EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: Daniel Morris, Esq.

Re:	eSports Technologies, Inc.

Registration Statement on Form S-1

Filed March 9, 2021

File no. 333-254068

Dear Mr. Morris:

This letter is being submitted on behalf of eSports Technologies, Inc. (the “Company”) in response to the comment letter, dated March 25, 2021, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 filed March 9, 2021 (the “Registration Statement”). The Company’s Amendment No. 1 to its Form S-1 Registration Statement (the “Amended Registration Statement”) has been submitted to the Commission.

For your convenience, we have repeated the comment prior to the response in italics.

Registration Statement on Form S-1

Participation in the sports betting industry, page 10

1.        We note your revised disclosure that you may modify the initial odds provided to you by UltraPay. Please revise to explain the process for determining which events will receive modified odds and how you determine an acceptable risk profile. In this regard, we note that your company appears to be a less experienced oddsmaker than UltraPay. Also, please tell us how losses are covered on adjusted odds and if that procedure differs from losses on UltraPay odds. Additionally, please note that we are not convinced that the UltraPay agreement is not a material agreement given that their betting coverage determines the events that you are currently able to offer to your customers and is the primary source of your odds. Please file the exhibit with your next Amendment.

Response: The referenced risk factor in the Amended Registration Statement has been amended as follows (emphasis added):

“Participation in the sports betting industry exposes us to trading, liability management, and pricing risk, any of which may expose us to and cause us to experience lower than expected profitability and potentially significant losses.

Our fixed-odds betting products involve betting where winnings are paid on the basis of the stakes placed and the odds quoted. We currently generate the initial odds on our platform from a third party service provider. Since the introduction of our updated version of gogawi.com in February 2021, we have utilized the platform provided by Galaxy Group Ltd., or UltraPlay, which platform includes providing odds for all of categories of sporting and esports events that we offer on our site. As such, we do not accept bets for any events for which UltraPlay has not established initial odds, and we do not have any input as to the events UltraPlay carries. Although the initial odds on our site are based on odds provided by UltraPlay, we are able to modify the odds based on our own modeling. These modifications can involve lowering the over-round, which is the house’s profit margin on a wager, or adjusting the overall odds on an event. We do not intend to make modifications on non-esports events, but we have begun adjusting odds on a limited number of esports events based on our internal modeling. The determination of which esports events for which we modify odds is based on data from our internal modeling, which we have only recently begun to develop. Our decision to modify the UltraPlay odds will adjust the risk profile of the wagers we accept. Notwithstanding UltraPlay’s considerable experience as a wagering platform and our limited experience in establishing odds, we believe that establishing odds for esports matches is more difficult as the data required to generate the odds is significantly more limited due to the general newness of the industry. As such, we believe the odds provided by UltraPlay reflect this lack of predictability by increasing the over-round as compared to traditional sports. Our initial adjustments to the UltraPlay odds will focus on decreasing the over-round. This may increase the potential risk we accept on our platform. We determine the level of risk we are willing to accept on odds-adjusted events based on our internal modeling, which may prove to be incorrect and, accordingly, may cause us to incur larger losses than if we did not adjust the UltraPlay odds. Regardless of whether we utilize our odds or the UltraPlay odds, we are required to cover losses on wagers in the same manner through our platform. As we develop additional modeling, we intend to increase the number of esports events for which we modify the initial odds provided by UltraPlay. We believe our ability to provide alternate odds on esports events will differentiate us from competitors that use the same or similar platforms.

By providing alternate odds we may increase our pricing risk if our internal modeling is incorrect. Odds are determined with the objective of providing a positive return to the bookmaker over a large number of events. However, there can be significant variation in gross win percentage event-by-event and day-by-day. There can be no assurance that we will be effective in reducing our exposure to such risk in the future. As a result, in the short term, there is less certainty of generating a positive gross win, and we may experience significant losses with respect to individual events or betting outcomes, in particular if large individual bets are placed on an event or betting outcome or series of events or betting outcomes. Odds compilers and risk managers are capable of human error and, thus, even when allowing for the fact that a number of betting products are subject to capped pay-outs, significant volatility can occur. Any significant losses on a gross-win basis could have a material adverse effect on our business, financial condition and results of operations.

Our agreement with UltraPlay includes certain one-time payments related to the update of our website, as well as ongoing royalty payments, ranging from the high single-digit percentages to low double-digit percentages, based on gross gaming revenue, which is based on losing bet volume less winning bet volume. The initial term of our agreement with UltraPlay ends in September 2021, and thereafter the agreement will continue for renewable six-month periods, provided that either party can terminate the agreement on 60 days’ notice prior to the end of each renewal period. We believe there are multiple available wager platforms and odds providers that we may engage with and, as such, we believe the 60 day notice period is sufficient time to enter into an agreement with an alternate provider, should the need so arise. Nonetheless, in such event, there is no assurance that we will be able to enter into future agreements with other providers on a timely basis, which may cause interruptions in our service.”

The Company acknowledges the Staff’s comment to file the Ultraplay agreement, and has filed the exhibit with the Amended Registration Statement.

2

Future Products and Services, page 36

2.       We note your response to prior comment 4. It remains unclear who is responsible for creating the new products and services. Specifically, please clarify whether each product or service is developed in-house or by third-parties. While we note disclosure in this section about "internal betas", your disclosure at page 41 states that you have only 11 employees and a high percentage of your development work is outsourced to independent contractors. Please revise to reconcile and to explain the process for contracting, developing and testing new products and services. Also, please describe the extent to which you have prior experience introducing new technology and the specific challenges related to the proposed development of products and services. Provide similar disclosure under Our Intellectual Property and License Agreements, as previously requested.

Response: The disclosure in the Amended Registration Statement has been amended as follows (emphasis added):

“Future Products and Services

We intend to invest in the development of the following areas of technology with the goal of introducing the following products before early 2022. We believe the proceeds from this offering will be sufficient to fund all of the products and services discussed below, although the development of new technologies is unpredictable and we can provide no assurance that our cost estimates and expected timetable for development are accurate.

Our goal is to offer overall prices on esports wagering matches that are superior to the current offerings of our competitors, as well as offering more matches and new betting markets to actually bet on. We believe this will provide our customers with a better esports wagering experience. Since the introduction of our updated version of gogawi.com in February 2021, we have utilized the platform provided by Galaxy Group Ltd., or UltraPlay, which platform includes providing odds for all of categories of sporting and esports events that we offer on our site. Although the initial odds on our site are based on odds provided by UltraPlay, we are able to modify the odds based on our own modeling. These modifications can involve lowering the over-round, which is the house’s profit margin on a wager, or adjusting the overall odds on an event. We do not intend to make modifications on non-esports events, but we have begun adjusting odds on a limited number of esports events based on our internal modeling. In addition, the UltraPlay platform allows us to create new events and betting markets that are not derived from their initial odds. As we develop additional modeling, we intend to increase the number of esports events for which we modify the initial odds provided by UltraPlay or for which we create new events independent of the UltraPay odds. We believe our ability to provide alternate odds on esports events will differentiate us from competitors that use the same or similar platforms.

Commencing with the introduction of our updated website in February 2021, we have begun to offer frequency cash-outs, which resembles betting insurance for customers who want to lock up profits for currently winning wagers, or minimize losses on currently losing wagers in real time. For example, if a bettor has wagered on an event and the side on which the bettor wagered is winning at the half-way point of the event, the cash-out feature would allow the bettor to terminate the wager and receive a portion of the potential profit. Although we began the initial rollout of these offerings with the introduction of our updated gogawi.com site, the offerings with respect to esports events are currently limited and we intend to expand the scope of our cash-out offerings over the next year. The functional portion of the cash-out feature on our platform is built into the platform, and the ability to offer a cash-out feature is not unique to our site. However, with respect to esports events, we believe our internal modeling will allow us to offer a greater number of cash-out offerings, as the ability to properly calculate an appropriate cash-out amount is based on modeling that indicates the odds of a particular wager winning or losing at a particular time. We have an option for a software licensing agreement for the use, distribution, and resale of multiple cash-out patents as well as a lottery and jackpot software platform with Colossus Bets (LTD). For more information on this agreement, see “—Our Intellectual Property and License Agreements” below. To date, we have not utilized the Colossus technology, but we believe in the future that the Colossus technology will help us to improve the modeling we utilize to establish cash-out pricing. To date, we have spent approximately $600,000 on this project through the initial launch, and we expect to spend approximately an additional $100,000 as we continue to expand the scope of our cash-out offerings. Our ability to expand and improve the esports cash out feature on our platform is based on our ability to improve our internal modeling with respect to esports events. We are working on this modeling entirely in-house, and we do not outsource our modeling work to independent contractors. We currently have five employees that work on modeling and data retrieval.

3

We intend to build a trading platform which will allow for more of a business-to-business experience by matching up larger volume betting and position asks across businesses operating in the esports wagering space. We believe current esports wagering operators and services are catered to a recreational bettor both in terms of the software designed to allow them to make wagers and the amounts and offerings provided to them. We intend to create a more trading-focused experience, supporting a much larger betting size and allowing users of our platform, which we expect to consist primarily of other wagering platforms, to “request” esports wagers to be taken by other wagering operators, not just by our own company. For example, if another wagering site had a large position on one side of a wager, that site would be able to use our platform to find other sites that would be willing to take a portion of the wager. In such case, our goal would only be to assist the parties in matching their wagers. We do not intend to use the platform to increase our risk with respect to wagers shown our platform. We believe these future products will be able to attract other betting sites, as well as larger bettors, by providing trading functionality and enabling a transactional-focused revenue stream, which we define as a revenue stream based on transactions completed on our platform and which does not require us to assume the risk of the wagers placed. Additionally, the platform may provide our modeling team with more data to drive efficiencies and improvements to our models, which we believe may reduce our risk. We are still in the beginning stages of development on this project. We expect to develop an internal beta for this platform early in the third quarter of 2021. We will test these internal beta versions in-house, and then we intend to launch the platform on a limited basis by the end of the third quarter of 2021. We expect to spend approximately $200,000 for the initial introduction of the platform. Our ability to develop the foregoing platform is based on our ability to improve our internal modeling with respect to esports events and to create the software needed to house the platform. We are working on the modeling portion of the platform entirely in-house, and we do not outsource our modeling work to independent contractors. We currently have five employees that work on modeling and data retrieval. The software platform is also being internally developed using in-house employees, provided that we may utilize outside contractors to assist in the software development in the future.

We also intend to provide more relevant betting experiences and data to users who are consuming and watching esports matches. As the majority of esports matches are viewed within three platforms (Twitch, YouTube and Facebook/Mixer), we intend to create extension or overlay products that will likely display key meta odds and account information to customers relevant to the broadcast they are watching in real time. We believe this will reduce friction and increase engagement with our product, and provide organic (low cost) marketing opportunities to activate new customers. We will be required to develop separate extensions for various internet browsers. We have developed internal beta versions of the first of these extensions and intend to begin rolling these out during the second quarter of 2021. Once the internal beta versions are developed we test these versions in-house before offering them on a limited basis. We expect our initial rollout to be limited. To date, we have spent approximately $150,000 as of the initial introduction and we expect to spend an additional $150,000 as we continue to introduce new extensions. We are working on the foregoing extensions entirely in-house.

We intend to offer “free to play” engagement products that players around the world can play for fun. Although they will be centered on predicting game outcomes, these games are not considered gambling and we will monetize the traffic via advertising (both display and affiliate) as well as offering microtransactions and in-game currencies. In addition to the opportunity to generate revenue through advertising and microtransactions, these “free to play” engagement products will allow us to introduce our platform to jurisdictions where we are not yet licensed for gaming, develop a fan or player base in advance of us obtaining licensing, as well as allow us to introduce our products to potential players who may not be inclined to participate in our wagering products, thus proving multiple opportunities for us to increase our platform’s visibility. We are still in the beginning stages of development on this project, although we have sourced a third party platform that we will utilize to develop this “free to play” product. We expect to introduce an initial “free to play” product during the second half of 2021. We expect to spend approximately $1.5 million to launch this product. We will primarily utilize an outside contractor to develop this product.

Although we believe our management has the expertise to develop these future offerings, we have no experience developing new technology for the esports industry, and we can provide no assurance that we will be successful in introducing any of the foregoing planned projects. Our development efforts on all of the above projects commenced in late 2020. The process of introducing new technology is difficult and is subject to constant change as newer technologies are introduced by competitors. As a company with limited resources and a small number of employees, we are limited in the number of development projects we can undertake, and we may choose to spend our resources on technologies that are unsuccessful or are not embraced by consumers. The amounts set forth above are estimates of costs through the initial introduction of the various offerings, and we will be required to spend additional amounts to scale these future offerings.”

4

 3.        We note that you have recently launched your cash-out feature. Please revise to more fully explain how it operates and to describe the terms of the IP license related to the cashout patents. For clarity, you may wish to provide an example of how the cash-out feature can be used by your customers.

Response: The disclosure on page 31 of the Amended Registration Statement has been amended as follows (emphasis added):

“Commencing with the introduction of our updated website in February 2021, we have begun to offer frequency cash-outs, which resembles betting insurance for customers who want to lock up profits for currently winning wagers, or minimize losses on currently losing wagers in real time. For example, if a bettor has wagered on an event and the side on which the bettor wagered is winning at the half-way point of the event, the cash-out feature would allow the bettor to terminate the wager and receive a portion of the potential profit. Although we began the initial rollout of these offerings with the introduction of our updated gogawi.com site, the offerings with respect to esports events are currently limited and we intend to expand the scope of our cash-out offerings over the next year. The functional portion of the cash-out feature on our platform is built into the platform, and the ability to offer a cash-out feature is not unique to our site. However, with respect to esports events, we believe our internal modeling will allow us to offer a greater number of cash-out offerings, as the ability to properly calculate an appropriate cash-out amount is based on modeling that indicates the odds of a particular wager winning or losing at a particular time. We have an option for a software licensing agreement for the use, distribution, and resale of multiple cash-out patents as well as a lottery and jackpot software platform with Colossus Bets (LTD). For more information on this agreement, see “—Our Intellectual Property and License Agreements” below. To date, we have not utilized the Colossus technology, but we believe in the future that the Colossus technology will help us to improve the modeling we utilize to establish cash-out pricing. To date, we have spent approximately $600,000 on this project through the initial launch, and we expect to spend approximately an additional $100,000 as we continue to expand the scope of our cash-out offerings. Our ability to expand and improve the esports cash out feature on our platform is based on our ability to improve our internal modeling with respect to esports events. We are working on this modeling entirely in-house, and we do not outsource our modeling work to independent contractors. We currently have five employees that work on modeling and data retrieval.”

General

4.       Please revise your disclosure throughout the filing to clarify that the selling stockholders will sell at a fixed price or within a bona fide price range until your shares are listed or quoted on an established public trading market, and thereafter at prevailing market prices or privately negotiated prices. Please disclose the fixed price or bona fide price range in the prospectus. Refer to Item 501(b)(3) of Regulation S-K.

Response: The Company has revised the Amended Registration Statement to clarify that the selling stockholders will sell at a fixed price until the Company’s shares are listed or quoted on an established public trading market, and thereafter at prevailing market prices or privately negotiated prices.

* * *

Should you have any questions regarding the foregoing, please do not hesitate to contact Cavas Pavri at (202) 724-6847.

Sincerely,

SCHIFF HARDIN LLP

/s/ Cavas Pavri

By: Cavas Pavri

Enclosures
cc:	Aaron Speach, CEO

Jim Purcell, CFO

5